

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

15 February 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA



Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Corporate Communications

encl


ventracor

asx announcement

Leading Australian Transplant Hospital begins CE Mark Trial Implants

Sydney, 15 February 2005: Ventracor Limited (ASX:VCR) today announced The Alfred hospital in Melbourne had recently performed an implant of its 'artificial heart' as part of a global trial aimed at gaining European approval for sale.

The Alfred joins other leading transplant centres in Australia, New Zealand, the UK and Norway taking part in a pivotal trial of the VentrAssist™ left ventricular assist system (LVAS).

Ventracor Chief Executive Officer, Colin Sutton PhD, said "Ventracor is also working to expand the number of European hospitals participating in the trial to speed the acquisition of data to support our CE marking application.

Ventracor's CE Mark Trial is aimed at gathering data to support an application for permission to apply the CE marking symbol to the VentrAssist™ LVAS so it can be sold in the major market of Europe as quickly as possible.

The CE Mark Trial is the final step in product validation to demonstrate the VentrAssist™ is safe and efficacious for Europe as its first intended market.

A successful pilot trial to establish the safety of the VentrAssist™ in nine patients at The Alfred was closed last year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086